Exhibit 2

Third Quarter Results 2023

High Performance Sports Complex, Jalpa de Méndez, Mexico

Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange (CPO)

Ticker: CEMEX.CPO

Ratio of CEMEXCPO to CX = 10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292

E-Mail: ir@cemex.com

Third Quarter Results 2023
Stock Listing Informatio Investor Relations NYSE (ADS) In the United States: Ticker: CX + 1 877 7CX NYSE Mexican StockExchange (CPO)
In Mexico:
Ticker: CEMEX.CPO
+ 52 (81) 8888 4292
Ratio of CEMEXCPO to CX = 10
E-Mail: ir@cemex.com
High Performance Sports Complex, Jalpa de Méndez, Mexico

Operating and financial highlights

		January - September			Third Quarter
				l-t-l				l-t-l
	2023	2022	% var	% var	2023	2022	% var	% var
Consolidated domestic gray cement volume	39,082	41,846	(7%)		13,338	13,853	(4%)
Consolidated ready-mix volume	36,290	37,983	(4%)		12,213	12,768	(4%)
Consolidated aggregates volume	105,141	105,556	(0%)		36,208	36,199	0%

Net sales	13,172	11,708	13%	10%	4,571	3,956	16%	9%
Gross profit	4,429	3,614	23%	28%	1,561	1,205	30%	39%
as % of net sales	33.6%	30.9%	2.7pp		34.2%	30.5%	3.7pp
Operating earnings before other income and expenses, net	1,681	1,200	40%	34%	595	363	64%	53%
as % of net sales	12.8%	10.2%	2.6pp		13.0%	9.2%	3.8pp
SG&A expenses as % of net sales	8.6%	7.8%	0.8pp		8.7%	8.1%	0.6pp
Controlling interest net income (loss)	623	957	(35%)		126	494	(75%)
Operating EBITDA	2,604	2,050	27%	23%	910	649	40%	32%
as % of net sales	19.8%	17.5%	2.3pp		19.9%	16.4%	3.5pp

Free cash flow after maintenance capital expenditures	697	162	331%		475	182	160%
Free cash flow	385	(122)	N/A		331	72	362%

Total debt	7,492	8,188	(8%)		7,492	8,188	(8%)
Earnings (loss) of continuing operations per ADS	0.42	0.48	(11%)		0.09	0.18	(51%)
Fully diluted earnings (loss) of continuing operations per ADS (1)	0.42	0.48	(11%)		0.09	0.18	(51%)
Average ADSs outstanding (1)	1,471	1,479	(1%)		1,465	1,475	(1%)
Employees	45,749	43,864	4%		45,749	43,864	4%

(1)

For purposes of this report, Average ADSs outstanding equals the total number of Series A shares and Series B shares outstanding as if they were all held in ADS form. Please see “Equity-related information” below in this report. The calculation of Average ADSs outstanding also includes the Series A shares and Series B shares underlying the restricted CPOs allocated to eligible employees as variable compensation.

This information does not include discontinued operations. Please see page 14 of this report for additional information. Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters. In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.

Consolidated net sales in the third quarter of 2023 reached US$4.6 billion, an increase of +9% on a like-to-like basis, compared to the third quarter of 2022. Higher prices in local currency terms in all our regions drove our top line growth.

Cost of sales, as a percentage of Net Sales, decreased by 3.7pp to 65.8% during the third quarter of 2023, from 69.5% in the same period last year, mainly driven by pricing, easing cost headwinds, and operational efficiencies. This was the fourth consecutive quarter of year-over-year decrease in cost of sales as a percentage of Net Sales.

Operating expenses, as a percentage of Net Sales, decreased by 0.2pp to 21.1% during the third quarter of 2023 compared with the same period last year, mainly due to distribution expenses.

Operating EBITDA in the third quarter of 2023 reached US$910 million, increasing 32% on a like-to-like basis, with growth in all four regions. Operating EBITDA outperformance reflects not only strong pricing and decelerating input cost inflation, but also the success of our growth investment strategy, as well as continued growth in our Urbanization Solutions business.

Operating EBITDA margin increased by 3.5pp from 16.4% in the third quarter of 2022 to 19.9%. The expansion reflects the success of our pricing strategy with quarterly margin exceeding our goal of recovering 2021 levels for the first time, despite the headwinds of lower consolidated volumes and product mix.

Controlling interest net income (loss) resulted in an income of US$126 million in the third quarter of 2023 versus US$494 million in the same quarter of 2022. After adjusting for an extraordinary gain from the sale of Costa Rica, El Salvador and Neoris assets in the prior year, Net Income declined approximately $130 million dollars due to higher taxes.

2023 Third Quarter Results	Page 2

Operating results

Mexico

	January - September				Third Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	3,755	2,826	33%	16%	1,361	948	44%	21%
Operating EBITDA	1,142	862	33%	15%	399	255	56%	31%
Operating EBITDA margin	30.4%	30.5%	(0.1pp )		29.3%	26.9%	2.4pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	3%	10%	9%	10%	10%	14%
Price (USD)	29%	30%	44%	49%	40%	48%
Price (local currency)	13%	10%	26%	26%	22%	25%

Our Mexican operations delivered strong results, with a 21% growth in Sales supported by a double-digit increase in volumes and prices across all products. Operating EBITDA also increased by 31%, marking the fourth consecutive quarter of growth. Operating EBITDA margin expanded 2.4pp year-over-year on the back of strong pricing and volumes, coupled with decelerating costs.

The Urbanization Solutions business contributed to approximately 12% of Mexico’s total incremental Operating EBITDA growth in the quarter.

Cement volumes rose double-digit, the second consecutive quarter of growth, supported by an increase in bagged cement volumes for the first time since second quarter of 2021, while bulk cement continued its double-digit growth trajectory driven by the formal sector. Ready-mix and aggregates volumes also benefited from strength in formal construction with double-digit volume growth.

Cement prices were flat sequentially, while ready-mix and aggregates increased by 2% and 5%, respectively.

During the quarter, our 1.5-million-ton capacity expansion in Tepeaca came online, allowing us to serve the expected medium-term demand of the country at a lower cost per ton than existing capacity.

United States

	January - September				Third Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	4,069	3,817	7%	7%	1,394	1,324	5%	5%
Operating EBITDA	801	560	43%	43%	268	197	36%	36%
Operating EBITDA margin	19.7%	14.7%	5.0pp		19.3%	14.9%	4.4pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(13%)	(13%)	(10%)	(8%)	(3%)	2%
Price (USD)	15%	10%	20%	16%	16%	9%
Price (local currency)	15%	10%	20%	16%	16%	9%

The United States had another strong quarter with Operating EBITDA growing by 36%, driven by pricing strategy and decelerating costs. Operating EBITDA margin expanded 4.4pp year-over-year due to prices, decelerating costs, and lower imports, however, it declined sequentially mainly due to higher maintenance and lower volumes.

Cement and ready-mix prices rose double digits, while aggregates increased high single-digit. On a sequential basis, cement and ready-mix prices rose low single-digit, reflecting the success of our second half price increases implemented in most of our states.

2023 Third Quarter Results	Page 3

Operating results

Cement and ready-mix volumes declined primarily due to continued weakness in California along with the winding down of several large industrial projects. Aggregates volumes grew in the quarter, benefiting from recent acquisitions in Florida and Canada.

Commercial and residential activity slowed during the quarter, while infrastructure activity continued to grow. In response to the demand environment, we reduced cement imports to support margins.

Europe, Middle East, Africa and Asia

	January - September				Third Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	3,894	3,731	4%	7%	1,306	1,252	4%	2%
Operating EBITDA	573	524	9%	13%	213	186	15%	12%
Operating EBITDA margin	14.7%	14.0%	0.7pp		16.3%	14.8%	1.5pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January -September	Third Quarter	January -September	Third Quarter	January -September	Third Quarter
Volume	(10%)	(9%)	(6%)	(8%)	(4%)	(8%)
Price (USD)	16%	15%	11%	11%	8%	11%
Price (local currency) (*)	21%	13%	13%	9%	8%	6%

EMEA delivered solid results despite a challenging demand environment, with Operating EBITDA continuing to grow, while margin expanded to the highest level since the onset of the pandemic.

In Europe, Operating EBITDA rose 17%, while margin increased to a record high of 17.3%, a 2.6pp increase. Despite lower volumes, pricing remained resilient with cement prices up 21%, commensurate with a still elevated inflationary environment, while prices were flat sequentially. Ready-mix and aggregate prices also showed significant growth but declined slightly sequentially due to geographic mix.

In Asia, Middle East and Africa, Operating EBITDA increased low single-digits in the quarter while margin contracted by 1.2pp, primarily due to the competitive environment in the Philippines.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 Third Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January - September				Third Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	1,300	1,227	6%	8%	442	393	12%	11%
Operating EBITDA	301	298	1%	3%	105	90	17%	18%
Operating EBITDA margin	23.2%	24.3%	(1.1pp )		23.8%	22.8%	1.0pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January -September	Third Quarter	January -September	Third Quarter	January -September	Third Quarter
Volume	(4%)	1%	(0%)	(2%)	8%	9%
Price (USD)	7%	9%	16%	27%	11%	16%
Price (local currency) (*)	10%	8%	21%	20%	16%	9%

Net sales and Operating EBITDA in the South, Central America and Caribbean region rose 11% and 18%, respectively, driven primarily by prices and decelerating energy costs. Margin improved 1pp with a slight decline in sequential margin, which is largely explained by higher maintenance in the quarter.

Cement prices for the region rose high single-digit. Despite continued pressure in bagged cement in the region, volumes grew for the first time in two years, driven largely by positive performance in Panama, the Dominican Republic, and Jamaica. Demand has been supported by formal construction related to infrastructure projects, such as the Bogotá Metro in Colombia, the 4th Bridge over the Canal in Panama and tourism related projects in the Dominican Republic and Jamaica.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 Third Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - September			Third Quarter
	2023	2022	% var	2023	2022	% var
Operating earnings before other income and expenses, net	1,681	1,200	40%	595	363	64%
+ Depreciation and operating amortization	922	851		315	286

Operating EBITDA	2,604	2,050	27%	910	649	40%
- Net financial expense	428	396		139	138
- Maintenance capital expenditures	597	587		208	201
- Change in working capital	406	821		(140)	162
- Taxes paid	494	156		204	42
- Other cash items (net)	(19)	(68)		24	(64)
- Free cash flow discontinued operations	—	(4)		—	(12)

Free cash flow after maintenance capital expenditures	697	162	331%	475	182	160%
- Strategic capital expenditures	312	284		143	111

Free cash flow	385	(122)	N/A	331	72	362%

In millions of U.S. dollars, except percentages.

Higher Operating EBITDA and a lower investment in working capital, partially offset by higher taxes, resulted in free cash flow after maintenance capex of almost US$700 million year-to-date, US$535 million higher than the same period last year.

The increase in cash taxes is a consequence of stronger results, as well as the tax effect of foreign exchange on our U.S. dollar denominated debt.

During the quarter, the main uses of cash below the Free cash flow line relate to the payment of coupons of our subordinated notes with no fixed maturity, as well as from our derivative instruments.

Information on debt

	Third Quarter			Second Quarter		Third Quarter
	2023	2022	% var	2023		2023	2022
Total debt (1)	7,492	8,188	(8%)	7,665	Currency denomination
Short-term	4%	5%		4%	U.S. dollar	75%	77%
Long-term	96%	95%		96%	Euro	15%	15%
Cash and cash equivalents	533	397	34%	471	Mexican peso	5%	4%

Net debt	6,960	7,791	(11%)	7,194	Other	5%	4%

Consolidated net debt (2)	6,982	7,669		7,281	Interest rate (3)
Consolidated leverage ratio (2)	2.16	2.82		2.45	Fixed	65%	74%
Consolidated coverage ratio (2)	7.62	6.51		6.90	Variable	35%	26%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under our main bank debt agreements.
(3)	Includes the effect of our interest rate derivatives, as applicable.

On October 30th 2023, we expect to close the refinancing of our syndicated bank facility, which would now consist of a US$1 billion term loan and US$2 billion committed revolving credit facility. Additionally, in early October we issued $6 billion of peso-denominated sustainability-linked long-term notes (certificados bursátiles de largo plazo) in Mexico - the equivalent of approximately US$335 million. The information on debt above does not reflect these transactions executed during October 2023.

2023 Third Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

Cemex, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - September				Third Quarter
				like-to-like				like-to-like
STATEMENT OF OPERATIONS	2023	2022	% var	% var	2023	2022	% var	% var
Net sales	13,172,423	11,708,302	13%	10%	4,570,546	3,955,565	16%	9%
Cost of sales	(8,742,931)	(8,094,336)	(8%)		(3,009,642)	(2,750,252)	(9%)

Gross profit	4,429,491	3,613,966	23%	28%	1,560,904	1,205,313	30%	39%
Operating expenses	(2,747,994)	(2,414,332)	(14%)		(965,665)	(841,895)	(15%)

Operating earnings before other income and expenses, net	1,681,498	1,199,634	40%	34%	595,238	363,419	64%	53%
Other expenses, net	(125,852)	(6,278)	(1905%)		(96,690)	(12,734)	(659%)

Operating earnings	1,555,646	1,193,357	30%		498,548	350,685	42%
Financial expense	(399,029)	(377,649)	(6%)		(130,537)	(134,010)	3%
Other financial income (expense), net	(24,917)	43,942	N/A		(49,276)	85,005	N/A
Financial income	27,400	12,395	121%		11,119	5,408	106%
Results from financial instruments, net	(52,556)	113,826	N/A		1,004	92,357	(99%)
Foreign exchange results	67,498	(37,875)	N/A		(39,771)	2,174	N/A
Effects of net present value on assets and liabilities and others, net	(67,260)	(44,404)	(51%)		(21,628)	(14,933)	(45%)
Equity in gain (loss) of associates	66,145	46,332	43%		35,162	23,545	49%

Income (loss) before income tax	1,197,845	905,982	32%		353,898	325,225	9%
Income tax	(556,998)	(171,073)	(226%)		(219,388)	(50,521)	(334%)

Profit (loss) of continuing operations	640,847	734,908	(13%)		134,509	274,704	(51%)
Discontinued operations	—	252,126	(100%)		—	233,582	(100%)

Consolidated net income (loss)	640,847	987,035	(35%)		134,509	508,286	(74%)
Non-controlling interest net income (loss)	17,684	29,538	(40%)		8,637	14,195	(39%)

Controlling interest net income (loss)	623,163	957,497	(35%)		125,873	494,091	(75%)

Operating EBITDA	2,603,931	2,050,167	27%	23%	909,822	649,083	40%	32%
Earnings (loss) of continued operations per ADS	0.42	0.48	(11%)		0.09	0.18	(51%)
Earnings (loss) of discontinued operations per ADS	—	0.17	(100%)		—	0.16	(100%)

	As of September 30
STATEMENT OF FINANCIAL POSITION	2023	2022	% var
Total assets	27,658,616	26,603,032	4%
Cash and cash equivalents	532,512	396,813	34%
Trade receivables less allowance for doubtful accounts	2,018,808	1,814,788	11%
Other accounts receivable	586,574	612,556	(4%)
Inventories, net	1,734,619	1,571,880	10%
Assets held for sale	48,997	222,568	(78%)
Other current assets	158,398	164,997	(4%)
Current assets	5,079,909	4,783,603	6%
Property, machinery and equipment, net	11,876,465	10,941,920	9%
Other assets	10,702,242	10,877,509	(2%)

Total liabilities	15,156,758	15,686,529	(3%)
Current liabilities	5,736,537	5,486,240	5%
Long-term liabilities	6,255,153	6,859,864	(9%)
Other liabilities	3,165,068	3,340,426	(5%)

Total stockholder’s equity	12,501,858	10,916,503	15%
Common stock and additional paid-in capital	7,686,469	7,810,104	(2%)
Other equity reserves	(2,196,231)	(2,581,545)	15%
Subordinated notes	1,810,474	922,039	96%
Retained earnings	4,868,949	4,344,919	12%
Non-controlling interest	332,197	420,986	(21%)

2023 Third Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - September				Third Quarter
				like-to-like				like-to-like
NET SALES	2023	2022	% var	% var	2023	2022	% var	% var
Mexico	3,755,089	2,825,912	33%	16%	1,360,542	947,601	44%	21%
U.S.A.	4,068,946	3,816,528	7%	7%	1,393,659	1,324,049	5%	5%
Europe, Middle East, Asia and Africa	3,893,830	3,730,839	4%	7%	1,306,071	1,252,041	4%	2%
Europe	2,805,251	2,569,653	9%	7%	934,245	860,038	9%	(1%)
Asia, Middle East and Africa (1)	1,088,579	1,161,186	(6%)	8%	371,826	392,003	(5%)	8%
South, Central America and the Caribbean	1,300,301	1,227,432	6%	8%	442,124	393,449	12%	11%
Others and intercompany eliminations	154,256	107,591	43%	44%	68,150	38,426	77%	80%

TOTAL	13,172,423	11,708,302	13%	10%	4,570,546	3,955,565	16%	9%

GROSS PROFIT
Mexico	1,797,214	1,308,775	37%	20%	651,367	414,182	57%	33%
U.S.A.	1,178,805	929,082	27%	27%	404,593	334,741	21%	21%
Europe, Middle East, Asia and Africa	964,393	928,354	4%	6%	343,422	319,733	7%	4%
Europe	742,325	654,073	13%	10%	264,881	234,964	13%	3%
Asia, Middle East and Africa	222,068	274,281	(19%)	(4%)	78,542	84,769	(7%)	7%
South, Central America and the Caribbean	438,694	426,811	3%	5%	152,500	133,919	14%	13%
Others and intercompany eliminations	50,384	20,944	141%	2026%	9,021	2,738	229%	8445%

TOTAL	4,429,491	3,613,966	23%	28%	1,560,904	1,205,313	30%	39%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	978,122	735,749	33%	16%	340,795	212,276	61%	34%
U.S.A.	438,909	201,311	118%	118%	146,117	77,226	89%	89%
Europe, Middle East, Asia and Africa	327,043	281,671	16%	20%	131,317	105,075	25%	23%
Europe	243,730	160,822	52%	46%	100,403	71,664	40%	28%
Asia, Middle East and Africa	83,313	120,849	(31%)	(13%)	30,914	33,411	(7%)	12%
South, Central America and the Caribbean	237,755	236,755	0%	2%	82,624	69,638	19%	20%
Others and intercompany eliminations	(300,332)	(255,852)	(17%)	(3%)	(105,614)	(100,796)	(5%)	13%

TOTAL	1,681,498	1,199,634	40%	34%	595,238	363,419	64%	53%

2023 Third Quarter Results	Page 8

Operating results

Operating Summary per Country

Operating EBITDA in thousands of U.S. dollars. Operating EBITDA margin as a percentage of Net sales.

	January - September				Third Quarter
				like-to-like				like-to-like
OPERATING EBITDA	2023	2022	% var	% var	2023	2022	% var	% var
Mexico	1,142,246	861,609	33%	15%	398,634	255,349	56%	31%
U.S.A.	801,368	559,777	43%	43%	268,496	197,273	36%	36%
Europe, Middle East, Asia and Africa	573,030	523,870	9%	13%	213,350	185,781	15%	12%
Europe	428,533	320,745	34%	29%	161,640	126,406	28%	17%
Asia, Middle East and Africa (1)	144,497	203,126	(29%)	(14%)	51,710	59,375	(13%)	2%
South, Central America and the Caribbean	301,148	297,868	1%	3%	105,042	89,590	17%	18%
Others and intercompany eliminations	(213,860)	(192,957)	(11%)	8%	(75,701)	(78,910)	4%	27%

TOTAL	2,603,931	2,050,167	27%	23%	909,822	649,083	40%	32%

OPERATING EBITDA MARGIN
Mexico	30.4%	30.5%			29.3%	26.9%
U.S.A.	19.7%	14.7%			19.3%	14.9%
Europe, Middle East, Asia and Africa	14.7%	14.0%			16.3%	14.8%
Europe	15.3%	12.5%			17.3%	14.7%
Asia, Middle East and Africa	13.3%	17.5%			13.9%	15.1%
South, Central America and the Caribbean	23.2%	24.3%			23.8%	22.8%

TOTAL	19.8%	17.5%			19.9%	16.4%

(1)

In the Philippines, Net Sales (in thousands of dollars) for the third quarter 2023 were US$78,351 and for the period January to September 2023 were US$243,117. Operating EBITDA (in thousands of dollars) for the third quarter 2023 was US$12,003 and for the period January to September 2023 was US$34,179.

2023 Third Quarter Results	Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - September			Third Quarter
	2023	2022	% var	2023	2022	% var
Consolidated cement volume (1)	45,392	47,807	(5%)	15,368	15,700	(2%)
Consolidated ready-mix volume	36,290	37,983	(4%)	12,213	12,768	(4%)
Consolidated aggregates volume (2)	105,141	105,556	(0%)	36,208	36,199	0%

Per-country volume summary

	January - September	Third Quarter	Third Quarter 2023
DOMESTIC GRAY CEMENT VOLUME	2023 vs. 2022	2023 vs. 2022	vs. Second Quarter 2023
Mexico	3%	10%	2%
U.S.A.	(13%)	(13%)	(7%)
Europe, Middle East, Asia and Africa	(10%)	(9%)	1%
Europe	(13%)	(16%)	(7%)
Asia, Middle East and Africa	(7%)	1%	13%
South, Central America and the Caribbean	(4%)	1%	1%
READY-MIX VOLUME
Mexico	9%	10%	6%
U.S.A.	(10%)	(8%)	(5%)
Europe, Middle East, Asia and Africa	(6%)	(8%)	(2%)
Europe	(10%)	(13%)	(8%)
Asia, Middle East and Africa	1%	(0%)	8%
South, Central America and the Caribbean	(0%)	(2%)	2%
AGGREGATES VOLUME
Mexico	10%	14%	7%
U.S.A.	(3%)	2%	(2%)
Europe, Middle East, Asia and Africa	(4%)	(8%)	(5%)
Europe	(5%)	(12%)	(9%)
Asia, Middle East and Africa	2%	7%	11%
South, Central America and the Caribbean	8%	9%	4%

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in the United Kingdom.

2023 Third Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - September	Third Quarter	Third Quarter 2023 vs.
DOMESTIC GRAY CEMENT PRICE	2023 vs. 2022	2023 vs. 2022	Second Quarter 2023
Mexico	29%	30%	3%
U.S.A.	15%	10%	2%
Europe, Middle East, Asia and Africa (*)	16%	15%	(5%)
Europe (*)	31%	33%	(1%)
Asia, Middle East and Africa (*)	(10%)	(12%)	(4%)
South, Central America and the Caribbean (*)	7%	9%	(0%)
READY-MIX PRICE
Mexico	44%	49%	5%
U.S.A.	20%	16%	4%
Europe, Middle East, Asia and Africa (*)	11%	11%	(3%)
Europe (*)	19%	21%	(3%)
Asia, Middle East and Africa (*)	(1%)	(2%)	(1%)
South, Central America and the Caribbean (*)	16%	27%	7%
AGGREGATES PRICE
Mexico	40%	48%	9%
U.S.A.	16%	9%	(1%)
Europe, Middle East, Asia and Africa (*)	8%	11%	(2%)
Europe (*)	11%	16%	(1%)
Asia, Middle East and Africa (*)	(4%)	(7%)	(2%)
South, Central America and the Caribbean (*)	11%	16%	7%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 Third Quarter Results	Page 11

Operating results

Variation in Local Currency

	January -September	Third Quarter	Third Quarter 2023 vs.
DOMESTIC GRAY CEMENT PRICE	2023 vs. 2022	2023 vs. 2022	Second Quarter 2023
Mexico	13%	10%	(0%)
U.S.A.	15%	10%	2%
Europe, Middle East, Asia and Africa (*)	21%	13%	(5%)
Europe (*)	28%	21%	(0%)
Asia, Middle East and Africa (*)	9%	5%	(4%)
South, Central America and the Caribbean (*)	10%	8%	(2%)
READY-MIX PRICE
Mexico	26%	26%	2%
U.S.A.	20%	16%	4%
Europe, Middle East, Asia and Africa (*)	13%	9%	(2%)
Europe (*)	16%	11%	(2%)
Asia, Middle East and Africa (*)	10%	8%	2%
South, Central America and the Caribbean (*)	21%	20%	1%
AGGREGATES PRICE
Mexico	22%	25%	5%
U.S.A.	16%	9%	(1%)
Europe, Middle East, Asia and Africa (*)	8%	6%	(1%)
Europe (*)	9%	7%	(1%)
Asia, Middle East and Africa (*)	6%	2%	0%
South, Central America and the Caribbean (*)	16%	9%	0%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 Third Quarter Results	Page 12

Other information

Operating expenses

The following table shows the breakdown of operating expenses for the period presented.

	January - September		Third Quarter
In thousands of US dollars	2023	2022	2023	2022
Administrative expenses	873,126	695,229	307,347	249,403
Selling expenses	257,012	223,066	89,806	72,864
Distribution and logistic expenses	1,457,971	1,354,577	513,739	471,113

Operating expenses before depreciation	2,588,109	2,272,873	910,892	793,381

Depreciation in operating expenses	159,885	141,459	54,773	48,514

Operating expenses	2,747,994	2,414,332	965,665	841,895

As % of Net Sales
Administrative expenses	6.6%	5.9%	6.7%	6.3%
SG&A expenses	8.6%	7.8%	8.7%	8.1%

Equity-related information

As of December 31, 2022, based on our latest 20-F annual report, the number of outstanding CPO-equivalents was 14,487,786,971. See Cemex’s reports furnished to or filed with the U.S. Securities and Exchange Commission for information regarding repurchases of securities and other developments that may have caused a change in the number of CPO-equivalents outstanding after December 31, 2022. For the three-month period ended September 30, 2023, no CPOs were repurchased by Cemex.

One Cemex ADS represents ten Cemex CPOs. One Cemex CPO represents two Series A shares and one Series B share.

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form, less CPOs held by Cemex and its subsidiaries, which as of December 31, 2022, were 20,541,277. Restricted CPOs allocated to eligible employees as variable compensation are not included in the outstanding CPO-equivalents.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of Cemex’s derivative instruments as of the last day of each quarter presented.

	Third Quarter				Second Quarter
	2023		2022		2023
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,358	(83)	1,862	38	1,488	(135)
Interest rate swaps (2)	1,050	47	1,010	59	1,056	49
Fuel derivatives	138	13	165	21	152	(1)

	2,546	(23)	3,037	118	2,696	(87)

1)

The exchange rate derivatives are used to manage currency exposures arising from regular operations, net investment hedge and forecasted transactions. As of September 30, 2023, the derivatives related to net investment hedge represent a notional amount of US$1,058 million.

2)	Interest-rate swap derivatives related to bank loans.

Under IFRS, companies are required to recognize the fair value of all derivative financial instruments on the balance sheet as financial assets or liabilities, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and subsequently reclassified into earnings as the effects of the underlying are recognized in the income statement. Moreover, in transactions related to net investment hedges, changes in fair market value are recorded directly in equity as part of the currency translation effect and are reclassified to the income statement only in the case of a disposal of the net investment. As of September 30, 2023, in connection with its derivatives portfolio’s fair market value recognition, Cemex recognized a change in mark to market as compared to 2Q23 resulting in a financial liability of US$23 million.

2023 Third Quarter Results	Page 13

Other information

Discontinued operations

On October 25, 2022, Cemex successfully arranged a partnership with Advent International (“Advent”). As part of the partnership, Advent acquired a 65% stake in Neoris for US$119 million from Cemex. While surrendering control to Advent, Cemex retained a 34.8% stake and remained a key strategic partner and customer of Neoris. Cemex’s retained 34.8% stake in Neoris is accounted for under the equity method. Neoris’ results for the nine-month period ended September 30, 2022, are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations.”

On August 31, 2022, Cemex concluded with affiliates of Cementos Progreso Holdings, S.L. the sale of its operations in Costa Rica and El Salvador for a total consideration for Cemex of US$325 million. The assets divested consisted of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. Cemex’s operations of these assets for the period from January 1 to August 31, 2022, are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the income statements for the nine-month period ended September 30, 2022, for Cemex’s discontinued operations related to Neoris, Costa Rica and El Salvador:

STATEMENT OF OPERATIONS	Jan-Sep			Third Quarter
(Millions of U.S. dollars)	2023	2022	2023	2022
Sales	—	239	—	74
Cost of sales, operating expenses, and other expenses, net	—	(221)	—	(65)
Interest expense, net, and others	—	—	—	(19)

Income (loss) before income tax	—	18	—	(10)

Income tax	—	(4)	—	4

Income (loss) from discontinued operations	—	14	—	(6)

Net gain (loss) on sale	—	238	—	240

Net result from discontinued operations	—	252	—	234

Relevant accounting effects included in the reported financial statements

During the fourth quarter of 2022, Cemex recognized non-cash impairment charges in the statement of operations for an aggregate amount of US$442 million within the line-item other expenses, net, of which US$365 million refer to impairment of goodwill and US$77 million refer to impairment of property, machinery and equipment. The impairment losses of goodwill refer to Cemex operating segments in the United States for US$273 million and Spain for US$92 million, which reduced the line item of goodwill in the statement of financial position. Moreover, the impairment losses of property, machinery and equipment relate mainly also to Cemex’s businesses in the United States and Spain.

The impairment losses of goodwill are mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in the Cemex’s projected cash flows in these operating segments considering the global high inflationary environment, which increased the risk-free rates, and the material increase in the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both of Cemex’s businesses in the United States and Spain. These non-cash impairment losses did not impact Cemex’s liquidity, Operating EBITDA, and cash taxes payable. Nevertheless, it decreased Cemex’s total assets and equity and generated net losses in the fourth quarter.

2023 Third Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, Cemex translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes Cemex’s operations in Bahamas, Colombia, the Dominican Republic, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East, Asia, and Africa.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Asia, Middle East, and Africa subregion includes operations in Philippines, United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus financial leases) minus cash and cash equivalents.

Operating EBITDA, or EBITDA equals operating earnings before other income and expenses, net, plus depreciation and amortization.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products and services.

SG&A expenses equal selling and administrative expenses

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS. According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - September		Third Quarter		Third Quarter
	2023 Average	2022 Average	2023 Average	2022 Average	2023 End of period	2022 End of period
Mexican peso	17.68	20.19	17.06	20.21	17.42	20.14
Euro	0.9236	0.9467	0.9235	0.9995	0.9457	1.0198
British pound	0.8031	0.8047	0.7948	0.8584	0.8195	0.8965
Amounts provided in units of local currency per U.S. dollar.

2023 Third Quarter Results	Page 15

Disclaimer

Except as the context otherwise may require, references in this report to “Cemex,” “we,” “us,” or “our,” refer to Cemex, S.A.B. de C.V. (NYSE: CX) and its consolidated entities. The information included in this report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, or other similar terms. Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from historical results or those anticipated in this report. Among others, such risks, uncertainties, and assumptions that could cause results to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our business strategy goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; climate change, in particular reflected in weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities, as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine and conflicts in the Middle East; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in this report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of implementation of technologies, some of which are yet not proven. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented and the information contained in this report is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or revise any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This report also includes statistical data regarding, but not limited to, the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases refer to Cemex’s prices for Cemex’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources that were available as of the date of this report. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

2023 Third Quarter Results	Page 16

Disclaimer

Additionally, the information contained in this report contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green’, ‘social’, or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright Cemex, S.A.B. de C.V. and its subsidiaries

2023 Third Quarter Results	Page 17